# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sleep Number Corp, CIK 0000827187
CUSIP: 83125X103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404
Date of event which requires filing of this statement: 03/07/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-23-001215
Filed by CIK 0001105087
Persons authorized to receive notices and communications: STADIUM CAPITAL MANAGEMENT, 199 Elm Street, New Canaan, Connecticut (CT), 06840-5321, 203-972-8235; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- STADIUM CAPITAL MANAGEMENT LLC (CIK 0001105087): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.7% of the class)
- Stadium Capital Management GP, L.P. (CIK 0001580925): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.7% of the class)
- Stadium Special Opportunity I, L.P. (CIK 0001987945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 401,459; sole dispositive power 0; shared dispositive power 401,459; aggregate amount beneficially owned 401,459 (1.8% of the class)
- STADIUM CAPITAL PARTNERS L P (CIK 0001076204): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,215,000; sole dispositive power 0; shared dispositive power 2,215,000; aggregate amount beneficially owned 2,215,000 (9.9% of the class)
- SEAVER ALEXANDER M (CIK 0001473106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,616,459; sole dispositive power 0; shared dispositive power 2,616,459; aggregate amount beneficially owned 2,616,459 (11.7% of the class)
- HOPF PATRICK A (CIK 0001271538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 76,500; shared voting power 0; sole dispositive power 76,500; shared dispositive power 0; aggregate amount beneficially owned 76,500 (0.3% of the class)
- FAZIO GARY T: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 71,125; shared voting power 0; sole dispositive power 71,125; shared dispositive power 0; aggregate amount beneficially owned 71,125 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Sleep Number Corp
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM");

(ii) Stadium Capital Management GP, L.P., a Delaware limited partnership ("SCMGP");

(iii) Stadium Special Opportunity I, L.P., a Delaware limited partnership ("SSO");

(iv) Stadium Capital Partners, L.P., a Delaware limited partnership ("SCP");

(v) Alexander M. Seaver (together with SCM, SCMGP, SSO and SCP, "Stadium Capital");

(vi) Patrick A. Hopf; and

(vii) Gary T. Fazio.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement and Joinder Agreement, each as defined and further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of Stadium Capital is 199 Elm Street, New Canaan, Connecticut 06840. The principal business address of Mr. Hopf is 14830 Encendido, San Diego, California 92127. The principal business address of Mr. Fazio is 136 South Shore Drive, Hilton Head, South Carolina 29928.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of SSO and SCP is investing in securities. The principal business of SCMGP is acting as the general partner of SSO and SCP. The principal business of SCM is acting as the investment advisor to SSO and SCP and as the general partner of SCMGP. The principal occupation of Mr. Seaver is acting as the manager of SCM. The principal occupation of Mr. Hopf is acting as a private investor. The principal occupation of Mr. Fazio is acting as a consultant.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

SCM, SCMGP, SSO and SCP are organized under the laws of the State of Delaware. Messrs. Seaver, Hopf and Fazio are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Stadium Capital were purchased using their investment capital or funds under management. The aggregate purchase price of 2,616,459 Shares beneficially owned by Stadium Capital was approximately $56,352,966 (including brokerage commissions and transaction costs).

The Shares beneficially owned by Mr. Hopf were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 75,000 Shares beneficially owned directly by Mr. Hopf is approximately $1,060,758, including brokerage commissions. The aggregate purchase price of the call options held by Mr. Hopf referencing 1,500 Shares is approximately $98, excluding brokerage commissions.

The Shares beneficially owned by Mr. Fazio were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 71,125 Shares beneficially owned directly by Mr. Fazio is approximately $526,823, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The responses of the Reporting Persons to rows 11 and 13 on the cover pages of this Amendment No. 6 to the Schedule 13D with respect to the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons are incorporated herein by reference. As of the date of this Amendment No. 6 to the Schedule 13D, Stadium Capital beneficially owned 2,616,459 Shares, representing approximately 11.7% of the outstanding Shares, Mr. Hopf beneficially owned 76,500 Shares, including 1,500 Shares underlying certain call options that are currently exercisable, representing approximately 0.3% of the outstanding Shares, and Mr. Fazio beneficially owned 71,125 Shares, representing approximately 0.3% of the outstanding Shares. The percentages reported herein relating to beneficial ownership of Shares are based upon 22,389,000 Shares outstanding as of January 25, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 7, 2025.

Each of the Participants (as defined below) may be deemed to be a member of a "group" with the other Participants for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 2,764,084 Shares owned in the aggregate by all of the Participants, constituting approximately 12.3% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Participants are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Participants specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The responses of the Reporting Persons to rows 7, 8, 9 and 10 on the cover pages of this Amendment No. 6 to Schedule 13D with respect to the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer during the past 60 days by the Reporting Persons are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 11, 2025, Stadium Capital, the Nominees (as defined in Amendment No. 5 to the Schedule 13D) and Mr. Fazio (collectively, the "Participants") entered into a Joinder Agreement (the "Joinder Agreement") to the Joint Filing and Solicitation Agreement (as defined in Amendment No. 5 to the Schedule 13D), pursuant to which Mr. Fazio agreed to be bound by the terms of the Joint Filing and Solicitation Agreement. The Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - Joinder Agreement, dated March 11, 2025.

## Signatures
- STADIUM CAPITAL MANAGEMENT LLC: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager (03/11/2025)
- Stadium Capital Management GP, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of its General Partner (03/11/2025)
- Stadium Special Opportunity I, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (03/11/2025)
- STADIUM CAPITAL PARTNERS L P: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (03/11/2025)
- SEAVER ALEXANDER M: /s/ Alexander M. Seaver, Alexander M. Seaver (03/11/2025)
- HOPF PATRICK A: /s/ Alexander M. Seaver, Alexander M. Seaver, attorney-in-fact for Patrick A. Hopf (03/11/2025)
- FAZIO GARY T: /s/ Gary T. Fazio, Gary T. Fazio (03/11/2025)